

November 16, 2022

Yongxu Liu
Chief Executive Officer, President, Director, and Chairman
Shengfeng Development Limited
Shengfeng Building, No. 478 Fuxin East Road
Jin'an District, Fuzhou City
Fujian Province, People's Republic of China, 350001

       Re: Shengfeng Development Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed October 31, 2022
           File No. 333-267367

Dear Yongxu Liu:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1 Filed on October 31, 2022

Cover Page

1.   We note the disclosure that you plan to apply to list your Class A Ordinary Shares on the Nasdaq Capital Market. Please revise to update this disclosure as appropriate.

Risks Relating to this Offering and the Trading Market
The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, page 54

2.   We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a

number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise this risk factor to address the potential for rapid price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility may make it difficult for prospective investors to assess the rapidly changing value of your stock.

Notes to Consolidated Financial Statements
Note 2. Summary of significant accounting policies, page F-11

3.   Please revise your disclosure to include a statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary to a fair statement of the results for the interim periods presented. In addition, if all such adjustments are of a normal recurring nature, a statement to that effect shall be made; otherwise, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of the results shown. Refer to Item 8.A.5 of Form 20-F and Rule 10-01(b)(8) of Regulation S-X.

       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

                                                          Sincerely,

                                                          Division of Corporation Finance
                                                          Office of Energy & Transportation

cc: Jingwen (Katherine) Luo, Esq,